TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

02055641

24 October 2002

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-3841</u>

Dear Sirs

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at (03) 9868 2112.

Yours truly

Peter Caillard
General Counsel and Company Secretary

dlw 11/4

Enc.

File No 82-38411

TABCORP HOLDINGS LIMITED
2002 ANNUAL GENERAL MEETING

CHAIRMAN'S AND MANAGING DIRECTOR'S ADDRESSES

---

24 October 2002

CHAIRMAN'S ADDRESS

The year ended 30 June produced another record profit for the company.

Mr Slatter will say a few words about the company's performance shortly but I would like to mention some highlights.

Profit after tax increased by 39%. This enabled the company to increase its total dividends for the year from 51 cents to 63 cents per share. At the same time, debt has been reduced by $165 million. This has largely been achieved by carefully controlling costs and continuing to provide popular forms of entertainment.

As mentioned in the company's annual report, the company's share price increased by more than 30% from $9.50 to $12.50 over the year. This compares to a 7.7% decline in the All Ordinaries Index over the same period.

Shareholders have benefited from the decision to increase the maximum individual shareholding restriction from 5% to 10% as well as the removal of the 40% foreign ownership restriction. These changes have increased the liquidity of the company's shares and achieved a reweighting in the Morgan Stanley Capital Index on which a number of international institutions base their investment decisions.

The results were achieved without – in any way – shying away from the company's commitment to responsible gambling. During the year we launched TABCORP's Responsible Gambling Code which includes an extensive education program. This included the development of a Responsible Service of Gaming course with William Angliss. This course has been well received by employees and the general community.

Our aim is to better equip staff to assist any customers that may be experiencing problems with their gambling.

The issue of problem gambling should be kept in context. Approximately 1.6 million Victorians – almost half of this state's adults – played gaming machines in the past 12 months. I wish to emphasise that the focus must remain on assisting those having difficulty controlling their gambling rather than taking the 'enjoyment' out of our products for all customers.

The company continues to give the issue of responsible gambling a high priority and show leadership in this area.

The Board of Directors recognises the importance of corporate governance. It is committed to maintaining the highest standards and best practice within the company. This is essential not only to maintain the company's licences but to achieve sustainable returns to shareholders. I encourage you to read the section of the annual report dealing with this issue. It is pleasing to see that surveys are indicating high levels of investor confidence in our company and its commitment to corporate governance. This is also reflected by the company's recent inclusion in the Dow Jones Sustainability Index – being one of only 13 Australian companies to be included.

TABCORP's tradition of giving back to the communities in which it operates has also continued. For example, we are a principal sponsor of Surf Life Saving Victoria and the Multiple Sclerosis Society.

The company has a particular focus on projects where its staff and venues are actively involved.

For example, our staff have been assisting a number of projects through schemes such as the Seal Program and the Public Interest Legal Clearing House. Through these schemes, our staff have assisted a variety of organisations such as the Gould League, the Asylum Seeker Resource Centre, the Royal Children's Hospital Mental Health Unit and the Victorian Foundation for the Survivors of Torture.

With the appointment of Matthew Slatter as Managing Director and Chief Executive Officer, TABCORP is entering a new phase. Matthew joins the company from AXA Asia Pacific where he has been Chief Financial Officer and a Director since July 2000. He has over 20 years' experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA,

he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac and has held general management positions at Westpac, Lloyds TSB and the National Bank of New Zealand.

He is well qualified to lead the company going forward.

I would like to take this opportunity to acknowledge the significant contribution made by the company's former Managing Director and Chief Executive Officer – Mr Ross Wilson. In particular, the way in which he helped to transform the former government owned TAB into one of this country's top 40 publicly listed companies. He leaves a strong management team and corporate culture. The Board and staff of TABCORP wish him well for the future.

Preparation is well under way for this year's Spring Racing Carnival. TABCORP will be providing more on-course betting terminals than ever before and I am confident that this year's Spring Racing Carnival will, once again, be a tremendous success.

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER'S ADDRESS (abridged)

Matthew Slatter, TABCORP Holdings Limited's chief executive officer and managing director, told shareholders at today's Annual General Meeting that the year was off to a good start, but that there were some challenges ahead.

" For the first quarter to 30 September 2002, our total net revenue was 5.0% higher than for the same period last year," he said.

"Wagering revenue was up by 6.3% which is a very good start. Our racing products have performed well, with revenue being 5.8% ahead of last year. We are enjoying continued growth from Trackside and our sportsbetting products."

"At Star City, net revenue was down 0.2% with good performances from electronic gaming machines, our theatres and restaurants offset by a slow start to table play on the main gaming floor where revenue for the quarter was down 4.6% on last year. We are continuing to make changes in game mix and denominations to improve player appeal. Also, representation through new marketing offices offshore has been stepped up to further build our international table game business."

TABCORP HOLDINGS LIMITED

2002 Annual General Meeting

TABCORP

Key Features

Net operating revenue	$1,933.1million – up 6.6%
Profit after tax	$261.0 million – up 39.0%
Full year dividend (fully franked)	63.0 cents – up 23.4%
Dividends paid	$235.3 million
Payments to Victorian racing industry	$252.0 million
Taxes on gambling	$770.4 million
Debt reduction	$165.4 million
Return on shareholders' equity	20.7% – up from 15.1%

Shareholding restrictions changed

Launch of TABCORP Responsible Gambling Code

TABCORP

Financial Performance – Profit after tax



$m
300.0
250.0
200.0
150.0
100.0
50.0
0.0
121.3
143.3
174.8
187.7
261.0
1998
1999
2000
2001
2002

TABCORP

Wagering



Revenue
$m
500.0
400.0
300.0
200.0
100.0
0.0
329.3
353.0
363.1
380.3
403.6
1998
1999
2000
2001
2002
+6.1%



PBIT
$m
75.0
50.0
25.0
0.0
37.5
43.7
47.6
52.5
63.9
1998
1999
2000
2001
2002
+21.9%



PBIT Margin
20.0%
15.0%
10.0%
5.0%
0.0%
11.4%
15.8%
1998
1999
2000
2001
2002

TABCORP

Gaming


Revenue
$m
1,000.0
750.0
500.0
250.0
0.0
608.7
713.2
794.3
846.3
917.6
1998
1999
2000
2001
2002
+8.4%


PBIT
$m
250.0
200.0
150.0
100.0
50.0
0.0
146.3
176.4
202.0
218.4
230.8
1998
1999
2000
2001
2002
+5.7%


PBIT Margin
27.5%
25.0%
22.5%
20.0%
24.0%
25.2%
1998
1999
2000
2001
2002

TABCORP

Star City


Net Revenue
$m
750.0
500.0
250.0
-
608.8
586.3
611.9
2000*
2001
2002
+4.4%


PBIT
$m
200.0
150.0
100.0
50.0
-
114.1
112.3
158.5
2000*
2001
2002
+41.1%


PBIT Margin
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
18.7%
25.9%
2000*
2001
2002

** 2000 annualised*

TABCORP

TABCORP objective and core strategies

TABCORP objective

Leading provider of leisure and entertainment services

Core strategies

Organic growth of existing businesses

Invest in businesses that:

- Leverage core competencies
- Meet strict financial return criteria

TABCORP

Wagering Going Forward

Customer service

Distribution

- Retail network
- Account sales

TABCORP

TAB Interior



Racing
Next Race

TABCORP

Trackside Pitstop Café - Denmark



TABCORP

Gaming Going Forward

Customer service

Enhance venues

TABCORP

Gaming Room



TABCORP

Bistro



TABCORP

Bistro



TABCORP

Gaming Going Forward

Customer service

Enhance venues

Ensure optimum level of smoking facilities in venues

New and innovative products

Star City Going Forward

Focus on MGF performance

Build international business

Further refine Food & Beverage

Trophies


TROPHIES

TABCORP

Garden Buffet



TABCORP

GLO



TABCORP

Mamma Mia



TABCORP

Star City Going Forward

Focus on MGF performance

Build international business

Further refine Food & Beverage

Drive hotel revenue

TABCORP

Hotel Foyer


Hotel Reception

TABCORP

Responsible Gambling

Most adult Australians gamble

Gambling is a problem for a small group

Committed to problem gambling issues

TABCORP Responsible Gambling Code

Staff training on responsible gambling

TABCORP

First Quarter Performance

Net Revenue

	2001/02	2002/03	Change
Total	$468m	$492m	↑ 5.0%
Star City	153	153	(0.2%)
Gaming	222	240	↑ 8.1%
Wagering	93	99	6.3%

TABCORP

Conclusion

Strong financial position

– 2002 was a very good year

– Strong balance sheet and cashflow

Very well equipped

– Systems and infrastructure

– Experienced management

Challenges

– Star City - revenue growth

– Gaming – impact of smoking ban

Looking forward to the future

TABCORP